No Act

ACT ICA
SECTION 17(a)
RULE 17d-1
PUBLIC AVAILABILITY 10/26/07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

P.E. 10/23/07

October 26, 2007

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

PROCESSED
NOV 01 2007
THOMSON FINANCIAL

Re: STI Classic Funds (File No. 811-06557)

Dear Mr. McGuire:

Your letter of October 23, 2007 requests our assurance that we would not recommend that the Commission take any enforcement action under sections 17(a)[1] and 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1[2] thereunder if STI Classic Funds (the "Trust"), Trusco Capital Management, Inc. (the "Adviser"), and SunTrust Banks, Inc. ("SunTrust"), the parent of the Adviser, enter into the arrangement summarized below and more fully described in the letter.

The Trust is an open-end management investment company that is registered with the Commission under the Act. The STI Classic Prime Quality Money Market Fund (the "Prime Quality Fund") and the STI Classic Institutional Cash Management Fund (the "Cash Management Fund," and together with the Prime Quality Fund, the "Funds") are portfolios of the Trust. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that the Funds own securities issued by Cheyne Finance LLC ("Cheyne"). Currently, the Prime Quality Fund has approximately 0.8 percent of

1 Section 17(a) and the rules thereunder provide generally that it shall be unlawful for any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, to sell any security or other property to such registered investment company.

2 Section 17(d) and Rule 17d-1 provide generally that it shall be unlawful for any affiliated person of a registered investment company or any affiliated person of such a person to participate in any joint enterprise or other joint arrangement or profit-sharing plan with the registered investment company absent Commission approval.

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its assets invested in $80 million principal amount of Cheyne medium-term notes maturing on January 14, 2008 and January 25, 2008, respectively (the "Prime Quality Fund Notes"). The Cash Management Fund has approximately 0.8 percent of its assets invested in $35 million principal amount of Cheyne medium-term notes maturing on November 26, 2007 (together with the Prime Quality Fund Notes, the "Notes"). You represent that to date, Cheyne has not missed any interest payments on the Notes.

For purposes of rule 2a-7 under the Act, the Notes are deemed to have the ratings ascribed to Cheyne's short-term securities. On August 28, 2007, Standard & Poor's Ratings Services downgraded the rating ascribed to Cheyne's short-term notes from A-1+ to A-2 resulting in the Notes becoming Second Tier Securities as defined in rule 2a-7 under the Act.[3] On October 4, 2007, Moody's Investors Service Inc. downgraded the rating ascribed to Cheyne's short-term notes from P-1 to P-2. You state that as a result of this downgrade, the Notes were no longer Eligible Securities as defined in rule 2a-7 under the Act. On October 17, 2007, the receiver for Cheyne stated that it would cease to repay Cheyne commercial paper and medium-term notes as they became due.

You state that the Board of Trustees of the Trust (the "Trustees") held a meeting on September 17, 2007, and determined, in the exercise of their business judgment, that the Notes present minimal credit risk and it was in the best interests of the Funds and their shareholders to continue to hold the Notes. You state that SunTrust would be willing to issue an irrevocable standby letter of credit ("LC") for the benefit of the Funds, to fully protect the Funds in the event Cheyne fails to pay the principal and/or interest due under the Notes. You represent that based on the Adviser's representations regarding the continued quality of the Notes, as well as the LC, each Fund's board of directors or trustees, including, in each case, a majority of the directors or trustees who are not "interested persons" of the Fund as defined under section 2(a)(19) of the 1940 Act, determined that it was in the best interests of the respective Fund and its shareholders: (i) for the Adviser to obtain the LC from SunTrust; and (ii) for the funds to continue holding the Notes.

You state that the LC will expire on January 31, 2008 and that it will be issued at no cost to the Funds because the fee charged by SunTrust will be paid by the Adviser. You state that the Funds would transfer Notes to SunTrust in consideration for amounts paid to the Funds under the LC.[4] You represent that: (i) the Funds will draw upon the LC for payment of any scheduled interest payments that are not made, including principal and final interest payment, the day after such payments are due under the Notes; (ii) the Adviser has concluded that the amount of the LC would cover all payments due for the life of, and at the maturity of, the Notes; and (iii) the LC

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3 On October 19, 2007, the Cheyne's short-term notes were further downgraded from A-2 to D by Standard & Poor's Ratings Services.

4 For purpose of this letter, we assume that all transfers would be made in compliance with the conditions for the purchase of securities from a money market fund by an affiliate (or any affiliate of such person) as set forth in rule 17a-9 under the Act.

presents minimal credit risks to the Funds.[5] SunTrust has the highest short-term ratings from the Requisite NRSROs, as that term is defined in rule 2a-7 under the Act. Therefore, you state that the LC is a First Tier Security and, therefore, an Eligible Security, both as defined in rule 2a-7 under the Act.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under sections 17(a) and 17(d) of the Act and rule 17d-1 thereunder if the Trust, the Adviser and SunTrust enter into the arrangement summarized above and more fully described in your letter. You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.

Very truly yours,

Dalia Osman Blass
Attorney

[5] For purpose of this letter, we assume that the Trustees or their delegate determine that the LC presents minimal credit risks in accordance with rule 2a-7(c)(3)(i).

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

ICA Section 17(a)
ICA Section 17(d)
Rule 17d-1

October 23, 2007

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: STI Classic Funds (File No. 811-06557)

Dear Mr. Plaze:

We are counsel to the STI Classic Funds (the "Trust"), a Massachusetts business trust registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing on behalf of the Trust to seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Commission under Sections 17(a) and 17(d) of the 1940 Act, or Rule 17d-1 thereunder, if the Trust and SunTrust Banks, Inc. ("SunTrust"), the parent of the Trust's investment adviser, Trusco Capital Management, Inc. (the "Adviser"), and the Adviser enter into and carry out the arrangement described below.

The STI Classic Prime Quality Money Market Fund (the "Prime Quality Fund") and the STI Classic Institutional Cash Management Fund (the "Cash Management Fund") are portfolios of the Trust and, as money market funds, seek to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuing portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Currently, the Prime Quality Fund has approximately 0.8 percent of its assets invested in $80 million principal amount of Cheyne Finance LLC ("Cheyne") medium-term notes (CUSIP Nos. 16705EDR1, 16705EDV2) maturing on January 14, 2008 and January 25, 2008, respectively. The Cash Management Fund has approximately 0.8 percent of its assets invested in $35 million principal amount of Cheyne medium-term notes (CUSIP No. 16705EDF7) maturing on November 26, 2007. The $80 million holding of the Prime Quality Fund is made up of a $50 million note and a $30 million note. The $50 million note pays interest quarterly at a floating rate of PRIME minus 293.75 basis points, which resets daily. The current rate is 4.8125%. To date, Cheyne has not missed any interest payments, including its most recent payment made on July 16, 2007. The $30 million note pays interest quarterly at a floating rate of the three month Treasury bill plus 37 basis points, which resets weekly. The current rate is 4.312%. To date, Cheyne has not missed any interest payments, including its most recent payment made on July 25, 2007. The $35 million note held by the Cash Management Fund pays interest quarterly at a floating rate of PRIME minus 293.5

basis points, which resets daily. The current rate is 4.815%. To date, Cheyne has not missed any interest payments, including its most recent payment made on August 27. 2007.*

For purposes of Rule 2a-7 under the Act, the three medium-term notes (the "Notes") are deemed to have the ratings ascribed to Cheyne's short-term securities. On August 28, 2007, the credit rating of Cheyne's short-term notes was downgraded from A-1+ to A-2 by Standard & Poor's Ratings Services ("S&P") resulting in the Notes becoming Second Tier Securities, as that term is defined in paragraph (a)(22) of Rule 2a-7 under the 1940 Act. As a result of that downgrade, and as required by Rule 2a-7, the Board of Trustees of the Trust (the "Trustees") held a telephonic meeting on September 17, 2007, and determined, in the exercise of their business judgment, that the Notes present minimal credit risk and it was in the best interests of the Funds and their shareholders to continue to hold the Notes. The Trustees inquired into the Adviser's willingness to support the Funds and support the Notes so that the Notes could continue to be held by the Funds. In anticipation of further potential downgrades in the ratings of the Notes, the Adviser committed that SunTrust would be willing to provide the Adviser, for the benefit of the Funds, an irrevocable standby letter of credit (the "LC") to fully protect the Funds in the event Cheyne fails to pay the principal and/or interest due under the Notes. SunTrust has an A-1+ short-term rating from S&P and a P-1 short-term rating from Moody's Investors Service Inc. Based on the Adviser's representations regarding the continued quality of the Notes, as well as the LC, the Trustees, including a majority of the Trustees who are not "interested persons" of the Funds as that term is defined in Section 2(a)(19) of the 1940 Act, determined that it would be in the best interests of the Funds and their shareholders for the Adviser to obtain the LC from SunTrust for the benefit of the Funds, should the Notes be further downgraded, and for the Funds to continue holding the Notes.

On October 4, 2007, the short-term credit rating ascribed to the Notes was downgraded by Moody's Investors Service Inc. so that they are no longer Eligible Securities, as that term is defined in paragraph (a)(5) of Rule 2a-7. Pursuant to the determinations made by, and commitments made to, the Board at its September 17, 2007 meeting and to assure the ultimate protection of each Fund and its respective shareholders, the Funds now seek to obtain no-action assurance from the staff of the Division permitting the Adviser and, to the extent that the Funds may be deemed to be a party, the Funds to enter into the LC. The Funds would then continue holding the Notes and value them based on the LC.

The LC would expire on January 31, 2008 and the Funds would draw upon the LC for payment of any scheduled interest payments that are not made, including the principal and final interest payment, the day after such payments are due under the Notes. The Adviser has concluded that the amount of the LC would cover all amounts due for the life of, and at the maturity of, the Notes. The Funds would transfer the Notes to SunTrust in consideration for any amounts paid to the Funds

* However, on October 17, 2007, the receiver for Cheyne stated that it would cease to repay commercial paper as it falls due. On October 19, 2007 S&P lowered its rating on Cheyne's short-term notes to D.

under the LC. The LC would be a First Tier Security as defined in Rule 2a-7 and would present minimal credit risks, and would thus be an Eligible Security. The provisions of the LC would enable the Funds to continue holding the Notes. While SunTrust is under no obligation to provide the LC, by entering into the LC the Funds would be fully protected against default by Cheyne and at no cost to the Funds.[†]

The Adviser is an "affiliated person" of the Funds under Section 2(a)(3)(E) of the 1940 Act. SunTrust is an "affiliated person of an affiliated person" of the Funds under Section 2(a)(3) of the 1940 Act, because it is the parent company of the Adviser to the Funds. The issuance of the LC to the Adviser for the benefit of the Funds under the proposed arrangement could be deemed to fall within Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any property to the investment company. Further, because the Funds and the Adviser could be deemed to be joint participants with respect to the LC, the issuance of the LC to the Adviser for the benefit of the Funds under the proposed arrangement may fall within Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) to effect any transaction in which such registered investment company is a joint or joint and several participant with such person, absent Commission relief.[‡]

For the above reasons, we request that the staff confirm that it would not recommend any enforcement action to the Commission under Sections 17(a) and 17(d), and Rule 17d-1 thereunder, if the Funds were to enter into and carry out the terms of the LC.

We would appreciate having the opportunity to discuss this matter further if the staff is considering a negative response to this request. Please telephone the undersigned at (202) 739-5654 if you have any questions.

Sincerely,

W. John McGuire

W. John McGuire

cc: Richard W. Grant, Esq.

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† SunTrust would charge a fee for the LC that would be paid by the Adviser.

‡ *See, e.g.*, ACM Institutional Reserves, Inc. – Tax Free Portfolio (pub. avail. July 13, 1995).

1-WA/2836979.8

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